April 21, 2008



Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20249

Re:      Alanco Technologies, Inc.
         Amendment No. 1 to Registration Statement on Form S-3
         Filed on March 31, 2008
         File No. 333-149485

Dear Mr. Shuman:

Alanco received your comment letter, dated April 14, 2008, pertaining to a review by the SEC of our Amendment No. 1 to Form S-3 filed on March 31, 2008. We have filed a marked copy of our Amendment No. 2 to Form S-3 as requested.

Presented below are the SEC comments specified in the April 14, 2008 letter and, in bold italics, the Company's response or proposal to resolve the deficiencies noted:

Form S-3

Item 16.  Exhibits

1. We note that you have revised your registration statement to file, or incorporate by reference, a number of agreements and amendments relating to the securities issuance transactions described in the prospectus, including the Purchase Agreement filed as an exhibit to your Form 8-K filed on January 23, 2008. Please ensure that the certificate of designation of the Series A preferred stock, the warrant agreement and the registration rights agreement relating to the company's January 2008 unregistered offering are also filed as exhibits and listed in the exhibit index to the registration statement.

      Per your comments, we have revised the description of the second transaction in the section "Issuance of Securities to Selling Shareholders" to include reference to the additional documents that were filed as exhibits to our Form 8-K filed on January 23, 2008. We have also included these additional documents in our list of exhibits, as well as renumbering the exhibits to give each exhibit an appropriate unique number.


If you have any questions, please contact John Carlson directly at (480) 505-4869 or Adele Mackintosh directly at (480) 505-4857.

Sincerely,


/s/ John A. Carlson                                /s/ Adele Mackintosh
-------------------                                --------------------
John A. Carlson                                    Adele Mackintosh
Executive VP and CFO                               Corporate Secretary